Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref.: CSA/CPA6/5(e)

7th August 2002

Securities and Exchange Commission,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Dear Sirs,

Cathay Pacific Airways Limited
File No. 82-1390

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to file the following documents:

(a) Announcement Form;
(b) Press Release and Text of the Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/ic
Encl.
ic/interin/letter.doc

c.c.: Ms. Anita Sung (w/ encl.)
Assistant Vice President
The Bank of New York
(Fax: 001-1-212-5713050)

dlw 9/13

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
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3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited (Name of Company/Representative Company) No. of pages: 2

P.A. Moore (Responsible Official) 2840 8865 (Contact Telephone Number) 7th August 2002 Date

Name of listed company : Cathay Pacific Airways Limited

Year end date : 31 /12 / 2002

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☒ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/1/2002 to 30/6/2002	(~~Audited~~/Unaudited*) Last Corresponding Period from 1/1/2001 to 30/6/2001
Turnover	:	15,511 million	15,843 million
Profit/(Loss) from Operations	:	1,836 million	1,040 million
Finance cost	:	(456 million)	(168 million)
Share of Profit / (Loss) of Associates	:	141 million	127 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit after Taxation & MI	:	1,412 million	1,319 million
% Change over Last Period	:	7.1 %	
EPS / (LPS) - Basic (Note 1)	:	42.4 ¢	39.6¢
- Diluted (Note 1)	:	42.1 ¢	39.3¢
Extraordinary ("ETD") Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	1,412 million	1,319 million
Interim / ~~Final~~* Dividend per Share	:	16.0 ¢	12.5¢
(specify if with other options)	:	N/A	N/A

.../2

B / C Dates for Interim / ~~Final~~* Dividend : 9/9/2002 to 13/9/2002 bdi.

Payable Date : 2/10/2002

B / C Dates for (_____) General Meeting : N/A to N/A bdi.

Other Distribution for Current Period : N/A

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
Cathay Pacific Airways Limited

Signature :
Name : P.A. Moore
Title : Company Secretary

Note 1:

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$1,412 million (2001: HK$1,319 million) by the daily weighted average number of shares in issue throughout the period of 3,332 million (2001: 3,332 million) shares and 3,357 million (2001: 3,356 million) shares respectively with the latter adjusted for the effects of the share options.

Consolidated Balance Sheet - Unaudited

	Note	30th June 2002 HK$M	(Audited) 31st December 2001 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	*5*	**51,672**	51,660
Intangible assets		**612**	454
Investments in associated companies		**1,678**	1,590
Other long-term receivables and investments		**1,890**	1,575
		55,852	55,279
Long-term liabilities		**(40,314)**	(39,208)
Related pledged security deposits		**17,588**	17,194
Net long-term liabilities		**(22,726)**	(22,014)
Retirement benefit obligations		**(447)**	-
Deferred taxation		**(7,879)**	(7,836)
		(31,052)	(29,850)
Net non-current assets		**24,800**	25,429
Current assets and liabilities			
Stock		**568**	587
Trade and other receivables		**4,324**	4,778
Liquid funds		**11,726**	9,764
		16,618	15,129
Current portion of long-term liabilities		**(3,367)**	(3,241)
Related pledged security deposits		**885**	1,231
Net current portion of long-term liabilities		**(2,482)**	(2,010)
Trade and other payables		**(5,132)**	(4,556)
Unearned transportation revenue		**(2,320)**	(1,965)
Taxation		**(620)**	(626)
		(10,554)	(9,157)
Net current assets		**6,064**	5,972
Total assets less current and non-current liabilities		**30,864**	31,401
Minority interests		**(42)**	(93)
Net assets		**30,822**	31,308
CAPITAL AND RESERVES			
Share capital		**667**	666
Reserves		**30,155**	30,642
Shareholders' funds	*6*	**30,822**	31,308

Notes:

1. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

	Six months ended 30th June	
	2002	2001
Turnover by origin of sales	**HK$M**	HK$M
North Asia		
- Hong Kong and Mainland China	**5,868**	5,566
- Japan, Korea and Taiwan	**3,281**	3,610
South East Asia and Middle East	**1,931**	2,017
Europe	**1,788**	1,843
Pacific and South Africa	**2,643**	2,807
	15,511	15,843

Countries included in each region are defined in the 2001 annual report. Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2001 annual report.

2. Profit on sale of investments

The profit on sale of investments in 2001 represented the gain from the disposal of the Group's indirect interest in Equant N.V. in exchange for an indirect interest in France Telecom S.A.

3. Taxation

	Six months ended 30th June	
	2002	2001
The taxation charge comprises:	**HK$M**	HK$M
The Company and its subsidiary companies		
- Hong Kong profits tax	**16**	14
- Overseas taxation	**59**	66
- Deferred taxation	**26**	37
- Over provision for prior years	**(22)**	(10)
Share of associated companies' taxation	**23**	17
	102	124

Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("The Stock Exchange").

Share capital

During the period under review, the Group did not purchase or redeem any shares in the Company. At 30th June 2002, 3,334,350,348 shares were in issue (31st December 2001: 3,329,817,848 shares).

The Company adopted a share option scheme ("the Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on The Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 (the "Exercise Price") per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance will be exercisable on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

During the first six months of 2002, 4,532,500 options were exercised at the Exercise Price (with HK$12.35 being the weighted average closing share price immediately before the dates on which the options were exercised), no option at the Exercise Price lapsed, no option was granted under the Scheme, and the Company issued a total of 4,532,500 shares and received HK$33,857,775 in total for the share options exercised. Options to subscribe for 62,601,500 shares (31st December 2001: 67,134,000 shares) were outstanding as at 30th June 2002.

Interim report

The 2002 interim report will be sent to shareholders on 23rd August 2002. It will also be available on The Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2002.

Chairman's Letter

The Cathay Pacific Group made a profit attributable to shareholders of HK$1,412 million during the first six months of 2002. This was an encouraging improvement from the loss of HK$662 million recorded in the second half of 2001. Turnover was HK$15,511 million representing an increase of 6.3% over the second half of 2001.

The result reflects a steady recovery in market conditions. With more people travelling, previously grounded capacity is being returned to the sky to restore services which were temporarily suspended following the terrorist attacks in the United States. We have also added new services to our schedule; these include a fifth daily flight to Tokyo and four more flights to London, which is now served by eighteen flights each week.

Although total load factors during the period were high, demand for business travel remained relatively weak. As a result, passenger yield in the first half of 2002 declined to HK45.4 cents from HK47.3 cents in the same period of 2001.

Cargo services have rebounded as a revival in the US manufacturing sector earlier this year has stimulated a strong growth in exports from Hong Kong. Weaker cargo yields have been compensated by an increase in tonnage. A new air services agreement with Italy has given us the opportunity to launch cargo services to Milan.

We have acquired the outstanding 25% stake in AHK Air Hong Kong Limited to make the all cargo carrier a wholly owned Cathay Pacific subsidiary. This has enabled us to integrate more closely our two cargo operations and deploy our longer range Boeing 747-400 freighter aircraft more effectively.

We have also placed firm orders to purchase three new Airbus 330-300 and three Boeing 777-300 regional aircraft for delivery in late 2003 and early 2004. In order to operate these, and the three Airbus 340-600 aircraft ordered earlier, we have announced plans to hire a further 1,300 Hong Kong based staff over the next two years, thus confirming again our confidence in Hong Kong's role as Asia's leading aviation hub.

We have continued to invest in our product, and have now passed the halfway mark in the process of equipping our long haul fleet with the new Business Class cabin. A programme to upgrade our Economy Class cabins will be completed by the end of the year.

Subject to unforeseen circumstances we anticipate continued demand in the coming months and an improved result in the traditionally stronger second half.

James Hughes-Hallett
Chairman
Hong Kong, 7th August 2002

Group Financial Statistics		2002	2001	Change
Results		**Six months ended 30th June**		
Turnover	*HK$ million*	**15,511**	15,843	**-2.1%**
Profit attributable to shareholders	*HK$ million*	**1,412**	1,319	**+7.1%**
Earnings per share	*HK cents*	**42.4**	39.6	**+7.1%**
Dividend per share	*HK cents*	**16.0**	12.5	**+28.0%**
Profit margin	*%*	**9.1**	8.3	**+0.8%pt**

Balance Sheet		**30th June**	31st December	
Shareholders' funds	*HK$ million*	**30,822**	31,308	**-1.6%**
Net borrowings	*HK$ million*	**13,502**	14,278	**-5.4%**
Net debt/equity ratio	*Times*	**0.44**	0.46	**-0.02times**

Operating Statistics - Cathay Pacific		**Six months ended 30th June**		
Available tonne kilometres ("ATK")	*Million*	**5,750**	5,936	**-3.1%**
Passenger load factor	*%*	**78.1**	71.9	**+6.2%pt**
Passenger yield	*HK cents*	**45.4**	47.3	**-4.0%**
Cargo and mail load factor	*%*	**70.2**	65.1	**+5.1%pt**
Cargo and mail yield	*HK$*	**1.83**	1.89	**-3.2%**
Cost per ATK	*HK$*	**2.26**	2.32	**-2.6%**
Cost per ATK without fuel	*HK$*	**1.90**	1.89	**+0.5%**
Aircraft utilisation	*Hours per day*	**11.8**	12.7	**-7.1%**
On-time performance	*%*	**90.7**	84.8	**+5.9%pt**

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK /ATK (million)*			Load Factor (%)			Yield
	2002	2001	*Change*	**2002**	2001	*Change*	*Change*
Passenger services							
North Asia	**5,346**	5,071	**+5.4%**	**68.8**	72.8	**-4.0%pt**	**-6.2%**
South East Asia and Middle East	**6,684**	6,971	**-4.1%**	**72.5**	65.1	**+7.4%pt**	**-8.1%**
Europe	**6,386**	7,230	**-11.7%**	**84.6**	76.2	**+8.4%pt**	**-3.6%**
Pacific and South Africa	**11,121**	13,147	**-15.4%**	**82.3**	72.7	**+9.6%pt**	**-0.8%**
Overall	**29,537**	32,419	**-8.9%**	**78.1**	71.9	**+6.2%pt**	**-4.0%**
Cargo services							
All routes	**2,940**	2,852	**+3.1%**	**70.2**	65.1	**+5.1%pt**	**-3.2%**

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- Passenger revenue fell by HK$542 million during the first six months of this year. Capacity reduced by 8.9% as a result of temporarily parking passenger aircraft.
- Load factor increased by 6.2 percentage points to 78.1%, while yield decreased to HK45.4 cents due to the impact of weak regional currencies and less front-end traffic.
- Revenue per ASK grew by 4.4% to HK35.7 cents.
- Front-end revenue declined by 8.5%.
- Long haul routes to London, Los Angeles, New York, Sydney, Auckland and Johannesburg performed relatively well.
- The performance of our North Asian routes was adversely affected by weak local currencies.
- The new services to Delhi, Riyadh and Sapporo performed satisfactorily.

Cargo services

- Cargo revenue grew by HK$253 million in the first six months of this year.
- Cargo growth was fuelled by an increase in demand from the United States.
- Cargo load factor increased by 5.1 percentage points to 70.2%, while yield decreased to HK$1.83 per revenue tonne kilometre.
- Cathay Pacific in February made AHK Air Hong Kong Limited ("AHK") a wholly owned subsidiary by acquiring the 25% stake held by a subsidiary of Shun Tak Holdings Limited, in a transaction worth HK$194 million.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2002 HK$M	2001 HK$M	**Change**	**2002 HK$M**	2001 HK$M	**Change**
Staff	**3,810**	3,989	**-4.5%**	**3,420**	3,605	**-5.1%**
Inflight service and passenger expenses	**695**	832	**-16.5%**	**695**	832	**-16.5%**
Landing, parking and route expenses	**2,297**	2,483	**-7.5%**	**2,195**	2,362	**-7.1%**
Fuel	**2,197**	2,754	**-20.2%**	**2,063**	2,592	**-20.4%**
Aircraft maintenance	**1,589**	1,664	**-4.5%**	**1,510**	1,592	**-5.2%**
Aircraft depreciation and operating leases	**1,801**	1,607	**+12.1%**	**1,731**	1,534	**+12.8%**
Other depreciation and operating leases	**516**	480	**+7.5%**	**388**	353	**+9.9%**
Commissions	**247**	315	**-21.6%**	**246**	312	**-21.2%**
Exchange gain	**(85)**	(10)	**+750.0%**	**(81)**	(13)	**+523.1%**
Others	**608**	689	**-11.8%**	**402**	478	**-15.9%**
Operating expenses	**13,675**	14,803	**-7.6%**	**12,569**	13,647	**-7.9%**
Net finance charges	**456**	168	**+171.4%**	**444**	146	**+204.1%**
Total operating expenses	**14,131**	14,971	**-5.6%**	**13,013**	13,793	**-5.7%**

- Staff costs decreased primarily as a result of lower staff numbers.
- Inflight service and passenger expenses decreased due to the impact of weak currencies and cost control initiatives.
- Landing, parking and route expenses decreased due to the reduction in capacity.
- Fuel costs decreased due to lower average fuel prices and lower consumption arising from the reduction in capacity.
- The decrease in aircraft maintenance was due to less engine overhaul work.
- Aircraft depreciation and operating lease charges increased as a result of the new aircraft deliveries in 2001.
- The net finance charges increased due to higher average borrowings resulting from the aircraft acquisitions in 2001 and lower returns from short-term funds.

Financial position

- Additions to fixed assets were HK$1,955 million, comprising HK$1,906 million for aircraft related equipment and HK$49 million for other equipment and properties.
- Borrowings increased by 4.9% to HK$25,208 million.
- Liquid funds, 83% of which are denominated in US dollars, increased by 20.1% to HK$11,726 million.
- Net borrowings decreased by 5.4% to HK$13,502 million.
- The Group's shareholders' funds decreased by 1.6% to HK$30,822 million.
- Net debt/equity ratio decreased to 0.44 times.
- Borrowings, which are fully repayable by 2017, are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 72% being on fixed rates of interest.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2001 annual report.

Fleet profile

Aircraft type	Number as at 30th June 2002				Firm orders				Expiry of operating leases			Options
		Leased										
	Owned	Finance	Operating	Total	'02	'03	'04	Total	'06	'07	'08	
Aircraft operated by Cathay Pacific :												
B747-400	2	15	2	19						1	1	
B747-200F	4			4								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7		2	1	3				3[(a)]
A330-300	1	19		20		3		3				
A340-300		11	4	15					4			
A340-600					2	1		3[(b)]				
Total	9	60	6	75	2	6	1	9	4	1	1	3
Aircraft not operated by Cathay Pacific :												
B747-300	6			6[(c)]								
B747-200F		3		3[(d)]								
Total	6	3		9								

(a) Operating lease options expire in 2007 and are for any B777 model.

(b) Aircraft will be on five year operating leases.

(c) One aircraft was not leased out as at 30th June 2002.

(d) Two aircraft were returned from AHK in July 2002.

Human resources

- We already employ more than 14,300 staff in 30 countries including more than 10,400 in Hong Kong.
- As we increase our capacity, we will create some 1,300 new jobs based in Hong Kong in the next two years.
- We will recruit 200 cabin crew this year and 800 more in the following two years. Between now and December 2003 we will take on 235 new pilots from both our Hong Kong cadet training programme and from overseas. Another 60 jobs will be created this year for ground and office staff.
- The first batch of staff graduated from our two year engineering programme in Perth, Scotland and will become fully licensed after a period of on-the-job training at their home ports of Jakarta, Denpasar, Taipei, Bangkok and Tokyo.
- Cathay Pacific frequently reviews its remuneration policy in conjunction with the local legislation, industry practices, market environment and both individual and company performance.

Review of affiliated businesses and associated companies

- The interim performance of AHK Air Hong Kong Limited improved as a result of a recovery in exports from Hong Kong to Europe.
- Cathay Pacific Catering Services (H.K.) Limited reported a higher interim profit in the first six months.
- Hong Kong Dragon Airlines Limited recorded a reduced interim profit due to lower passenger and cargo yields and increased operating costs arising from the introduction of additional capacity.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$240 million, representing an 37% increase over 2001.